                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           FULLCOMM TECHNOLOGIES, INC.
        ----------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


             DELAWARE                                     65-0656268
   ---------------------------------          ----------------------------------
    (State of Other Jurisdiction of                    (I.R.S. Employer
     Incorporation or Organization)                   Identification No.)

6 Hawk Road, Lawrenceville, NJ                              08648
----------------------------------------      ----------------------------------
(Address of Principal Executive Offices)                 (Zip Code)




                                 (609) 919-0975
              (Registrant's Telephone Number, Including Area Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                 Name of Each Exchange on Which
       to be so Registered                 Each Class is to be Registered
       -------------------              ------------------------------------

             NONE                                       NONE
    -------------------------           ------------------------------------




        Securities to be registered pursuant to Section 12(g) of the Act:


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
         --------------------------------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         a)       BUSINESS DEVELOPMENT.

         Fullcomm Technologies, Inc. (hereinafter referred to as the "Company", the "Registrant" and/or "we"), a Delaware corporation, was incorporated on March 7, 1996 under the name United Health Management, Inc., to operate as a managed health care provider. On March 26, 1996, our certificate of incorporation was amended to change our name to "United Health Partners, Inc." We were unsuccessful in our efforts within the health care field and this line of business was abandoned by us during 1997.

         On September 17, 1997, we changed our name to Contessa Corporation and pursuant to an Acquisition Agreement dated September 26, 1997, we acquired all of the issued and outstanding shares of Gastronnomia Bocca Di Rossa, Inc. ("GBDR"). GBDR, a Florida corporation, formed on June 12, 1997, to develop and operate a restaurant, was acquired by us in exchange for 562,500 shares of our common stock, $.0001 par value (the "GBDR Acquisition"). As a result, GBDR became our wholly-owned subsidiary. Prior to the GBDR Acquisition, GBDR was a wholly-owned subsidiary of Giuditta Investments, Inc., an affiliate of Mr. Pietro Bortolatti. GBDR was acquired to enable us to engage in the restaurant business. Development of GBDR's restaurant operations proceeded behind schedule and we incurred greater costs than we had anticipated. As a result we abandoned our restaurant development effort. Thereafter, on April 19, 1999 we entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") under which Mr. Bortolatti received back the shares of GBDR formerly held by his affiliate, Giuditta Investments, Inc. and in exchange therefor, Mr. Bortolatti returned the 562,500 shares of our stock that he had received in the GBDR Acquisition. The sale of the GBDR shares back to Mr. Bortolatti was consummated on February 23, 2000 and as a result, GBDR is no longer a subsidiary of ours.

         GBDR was to engage in the operation of an Italian delicatessen/cafe, to be called "Bocca Di Rosa Gastronnomia" ("Gastronnomia"). Gastronnomia was intended to be an informal restaurant/delicatessen/bakery featuring take-out, catering and deliveries, as well as on-site dining. The restaurant was to offer both indoor and outdoor dining in a rustic setting, with an open, elevated kitchen. The opening of Gastronnomia was originally scheduled for November 30, 1998. Due to unforeseen delays and difficulties of various types, Gastronnomia never opened. According to Mr. Bortolatti, successfully bringing the project to completion would have required additional investment by us of approximately $200,000. We determined that it was not in our best interests to continue the development process and we therefore abandoned our proposed restaurant operations.

         As of January 28, 2000, Contessa entered into an amended Agreement and Plan of Merger (the "Merger Agreement") with Fullcomm Acquisition Corporation ("Acquisition"), a


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Delaware corporation; Fullcomm Inc., a New Jersey corporation ("Fullcomm NJ");
the shareholders of Fullcomm NJ; and Contessa's principal shareholders. The Merger Agreement replaced a November 4, 1999 agreement between the parties which was terminated due to concerns by Contessa, that Intel Corporation, one of the world's leading manufacturers of microchips, had completed development of certain encryption technology that would pose substantial competition to the technology being developed by Fullcomm NJ. When further diligence by Contessa subsequently lead them to conclude there were distinct differences between the two technologies and the applications therefor, negotiations were restarted leading to the execution of the Merger Agreement. Pursuant to the Merger Agreement, effective March 1, 2000, Fullcomm NJ was merged with and into Acquisition (the "Acquisition Merger"), the surviving corporation in the Acquisition Merger. In connection therewith, Acquisition's certificate of incorporation was amended to change its name to Fullcomm, Inc. In connection with the Acquisition Merger, 4,601,100 shares of Fullcomm NJ issued and outstanding immediately prior to the Acquisition Merger were cancelled, and a like number of shares of our common stock were issued to the former Fullcomm NJ shareholders on a "one-for-one" basis. In connection with the Acquisition Merger, our shareholders received a stock dividend of 695,994 shares of our common stock with respect to the 2,304,006 shares of our common stock issued and outstanding immediately prior to the Acquisition Merger, thereby resulting in a total of 3,000,000 shares held by those persons that were shareholders of our Company immediately prior to the Acquisition Merger. Taking only these two issuances into account, the former shareholders of Fullcomm NJ held 4,601,100 shares out of a total of 7,601,100, or 60.5% of the issued and outstanding shares and the former shareholders of Contessa held 3,000,000 shares out of a total of 7,601,100, or 39.5% of the issued and outstanding shares. For accounting purposes the Acquisition Merger was treated as a recapitalization of our Company with Fullcomm NJ as the acquirer.

         Fullcomm NJ was incorporated in New Jersey on May 13, 1999 under the name Fullcomm of New Jersey, Inc. for the purpose of merging with Fullcomm, LLC. On May 18, 1999 Fullcomm NJ was merged with Fullcomm LLC, a NJ limited liability company, with Fullcomm NJ being the surviving entity. In connection with the Acquisition Merger, Fullcomm NJ's name was changed to Fullcomm, Inc. Fullcomm, LLC had been formed on January 15, 1999 to develop and commercially exploit proprietary encryption security technologies. Following the Acquisition Merger and through the present, Fullcomm, Inc.'s business has continued to be the development of proprietary encryption technologies.

         The Acquisition Merger was approved by Acquisition's board of directors and submitted to us, its sole stockholder, for our approval, which was given by stockholder consent under the Delaware General Corporation Law. The Acquisition Merger was also approved by Fullcomm NJ via unanimous shareholder consent under the provisions of the New Jersey Business Corporation Law. The Acquisition Merger was effectuated by the filing of Certificates of Merger with the Delaware and New Jersey Secretaries of State, and became effective on March 1, 2000.

         On June 20, 2000, we amended our certificate of incorporation to change our name from "Contessa Corporation" to "Fullcomm Technologies, Inc."


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         (b)      BUSINESS OF REGISTRANT.

              We are a development stage company that, through our wholly-owned subsidiary, Fullcomm, Inc., is engaged in the research and development of proprietary hardware and software encryption components for digital data transfer, specializing in digital media and data security on the Internet. Our activities since the inception of this line of business have been devoted to research and development, prototype development, creating a marketing program, acquiring equipment, hiring management personnel and raising capital. We have had no operating revenues and have financed all of our operations from loans and sales of our common stock.

         Our products are intended to enable the secure exchange of information among a wide array of networking systems and to provide a framework for a broad range of e-commerce applications. With the advent of the Internet as a business and entertainment tool, it is important that consumers and content providers are confident in the ability of the information highway infrastructure to protect their rights and products. For content providers, those who would sell music or any other copyrighted material on the Internet, it is crucial that copyright infringement be prevented. For persons who wish to download content from websites, check bank statements, or engage in two-way communication via the Internet, privacy is the key issue. Consumers are highly unlikely to engage in transactions over a medium that is perceived as unsafe. Our goal is to make this medium, the Internet, and the information transferred back and forth, safer for all parties involved in such transactions. Towards this end, we are striving to be a leading manufacturer and integrator of hardware and software security solutions for a broad spectrum of network and Internet consumer and business applications. No assurance can be given that we will be successful in this endeavor. Our patent pending TALOS security system addresses the problems faced by all E-commerce and data network systems through a proprietary three-fold system: client-side security hardware, server-side security software, and authentication party software. These three components are being designed by us to secure transmission of any and all digital data via the Internet.

         The first component of our security system is a PC-compatible hardware device which is designed to protect data while in transit and protect data from duplication at the user's PC. This hardware device satisfies security conditions for both business partners and content providers by applying security algorithms and making use of the internal architecture of the PC to facilitate an ultra-secure means of distribution on the Internet. Furthermore, the architecture in the device actually improves the overall security of the exchange by protecting the data at all of its vulnerable points, in hardware, rather than relying on software protection. This feature allows a great reduction in overall algorithmic complexity, while improving the quality of the security. Beyond the technical merits of hardware-based encryption, this approach allows for substantial simplification into a single chip that comprises all of our baseline technology. Hardware development, rather than software development, allows the technology to be reduced to an "ASIC" (Application Specific Integrated Circuit, or "chip"). This chip will be utilized in digital accessories and equipment to facilitate secure communication in the same manner as in the PC device.

         In May of 2000, we completed a detailed schematic of the hardware device and we are in the final stages of completing its prototype. The delivery date of the completed prototype, together with prototypes of the other components or our TALOS security system, to original equipment manufacturers ("OEM's") is expected to be in late 2002, although no assurance can be given that this will prove to be the case . The hardware device, utilized in conjunction with our server-side software and authentication party software is expected to achieve data protection while in transit and to protect data from duplication at the user's personal computer.

         The hardware device will have two distinct modes of operational security. The first mode will feature security in which copyright protection of the intellectual property is the major concern. In this mode, a viewer will be able to view data, but will be barred from duplicating such data. The viewer will have full access to media (movies, music, books and magazines) over the Internet, but their PC will never handle any unencrypted data. The benefits of strong encryption are enhanced by the external nature of the hardware device. When supporting media transactions, no unencrypted digital data is ever presented to the PC or its input/output devices for duplication. Digital data is streamed from the PC's Internet connection to our device via the Ethernet connection port. The only outputs from our device would be analog signals, which degrade rapidly upon duplication.

         The second mode is intended to support information sharing over public and private networks and will allow authorized users to access and manipulate files that have been decrypted by the hardware device. This will include access from e-mail applications, word processing and other user applications. This mode supports corporate information sharing over public and private networks, in which the unencrypted data is to be accessed on the user's PC. When the user is validated by the system through authentication certificates through the hardware device, the device then decrypts the data and allows the user to access the data from his PC.

         Our product research and development efforts, and implementation consists of essentially five identifiable steps:

         -    design;

         -    prototyping;

         -    testing;

         -    certification; and

         -    manufacturing

         The other two key elements of our encryption package, server side security software and party authentication software, are still under development and are currently in the design stage. We will require additional funding to complete the development of our products. No assurance can be given that we will be able to obtain such funding in a timely fashion or on terms that we deem satisfactory.

         Digital rights management ("DRM") platforms serve as a foundation for providers of digital information, technology, and commerce services to participate in a global e-commerce system. DRM technologies manage rights and interests in digital information. We intend to provide consulting, applied research, and product development services related to commercial security and encryption solutions to OEM'S and DRM facilitators once funding is acquired to complete development. These solutions will enable the secure exchange of information among a wide array of information systems and provide a framework for a broad range of transactions.

         Our activities to date have been funded by capital contributions from our management and through private placements of our common stock. We have not yet generated any revenues to fund our ongoing operating expenses, repay outstanding indebtedness, or fund our product research and development activities. There can be no assurance that development of our products will be completed and fully tested in a timely manner, if at all. In addition, even if we successfully complete development of such products, there can be no assurance that we will market them effectively and achieve profitability. We believe that further investments in our technology and marketing research will reduce the cost of development, preparation, and processing of purchases, and enable us to compete successfully in the electronic marketplace, although no assurance can be given that this will prove to be the case.

         We anticipate revenues to be generated from licensed technology products, transaction fees, and information services delivered over the Internet, private Intranets, or other networks. We expect that our online security system will be used to facilitate the distribution of information over the Internet, including, but not limited to, music, movies, and television programming, books, newspapers and periodicals, software, voice communication, legal and medical records, and other areas of e-commerce, including financial transactions. We also expect that our technology will be used to secure wireless voice and data transmissions once initial market acceptance of our security products has been achieved. We intend to license our technology to future business partners in order to build digital commerce services and applications. We also intend to leverage such business partners' activities as they bring in their business partners and customers. While we expect to receive initial business license fees from such business partners, we believe that our revenues will eventually be derived primarily from transaction fees resulting from such partners' and their customers' commercial deployment of our applications and services.

         On May 30, 2000, we entered into an agreement with Intrinsix Corporation ("Intrinsix"), a Westboro, Massachusetts-based design center with a branch office located in Hazlet, New Jersey. This agreement was superseded and replaced by a September 19, 2000 agreements. Pursuant to this latter agreement, Intrinsix will develop a proof-of-concept prototype to verify the viability of our technology. We intend to commence beta-testing of the proof-of-concept prototype upon delivery by Intrinsix. We presently estimate that beta-testing will take four to six months. We expect that work will begin on the end-product concurrently with the beta-testing phase. We are currently looking for beta-test sites that will verify the proof-of-concept prototype in a practical-applications environment. The size, location, and industry of the beta sites have yet to be determined by us. We intend to identify potential beta sites and enter into an agreement for one or more beta sites upon delivery to us of the proof of concept prototype.

Competition

         Our markets are relatively new, rapidly evolving, and highly competitive, and we expect that this competition will persist and intensify in the future. Our failure to achieve, maintain and enhance our competitive position could reduce our market share and cause our revenues to grow more slowly than anticipated or not at all. Our products will be targeted at the new and rapidly evolving market for services related to commercial security and encryption solutions. Although the competitive environment in this market has yet to develop fully, we anticipate that it will be intensely competitive, subject to rapid change and be significantly affected by new product and service introductions and other market activities of industry participants.

         We expect to encounter competition from a number of sources, including:

         -    Cisco Systems, Lucent Technologies, Network Associates, and
              Novell;

         - providers of secure digital distribution technology like AT&T, IBM, Microsoft, Liquid Audio, Preview Systems, and Xerox;

         - providers of hardware-based content metering and copy protection systems, including Sony, Wave Systems, and the 4C Entity, comprised of IBM, Intel, Matsushita, and Toshiba; and

         - operating system manufacturers, including Microsoft or Sun Microsystems, that may develop or license digital rights management solutions for inclusion in their operating systems.

         Potential competitors may bundle their products or incorporate a digital rights management component into existing products in a manner that discourages users from purchasing our products. For example, we expect that future releases of Microsoft's Windows operating system, which manages the programs on a computer, will include components addressing digital rights management functions. Furthermore, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we do.

         Because of the broad functionality of our commercial security and encryption solutions, we expect to compete with vendors offering a wide range of security products and services. We also expect to compete with companies offering commercial certification authority products and services, such as VeriSign, GTE Cybertrust Solutions, Xcert, Entrust, Intertrust and IBM in the market for issuing and maintaining digital certificates for use on public and private networks. Certain of these companies are primarily service providers rather than software solution vendors. In addition, we expect to compete with established companies, such as RSA Security and Network Associates, which have each announced their intention to introduce PKI (public key infrastructure) products that would be integrated with their other security offerings, as well as Microsoft Corporation, which has announced its intention to offer a certificate server product building on its existing security framework in the near future. In addition, other major networking vendors could, in the future, bundle digital certificates with their product offerings. We also expect to compete with most major networking device companies and firewall vendors in the emerging market for providing security across virtual private networks ("VPNs"), including Check Point Software Technologies, Axent Technologies and others. We expect that competition from established and emerging companies in the financial and telecommunications industries will also increase in the near term, and that certain of our primary long-term competitors may not yet have entered the market. Increased competition could result in pricing pressures, reduced margins or the failure of our products and services to achieve or maintain market acceptance, any of which could have a material adverse effect on our business, financial condition and results of operations.

         Many of our current and potential competitors have longer operating histories, greater name recognition, and significantly greater financial, technical and marketing resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than we can. Many of these companies have more extensive customer bases and broader partner relationships than we presently have or may have in the future. These companies also have significantly more established customer support and professional service organizations than we do. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. In addition, these companies may adopt aggressive pricing policies. If this were to occur, our business, financial condition or results of operation could be materially adversely affected.

Government Regulation

         Our proposed products and services and the operation of our business do not require any governmental approvals or consents other than those applicable to corporations in general. Similarly, we are not materially affected by any existing governmental regulations, including those requiring compliance with environmental laws. Notwithstanding the foregoing, due to the increasing popularity of the Internet and other computer networks, it is possible that laws and regulations may be enacted in the future covering issues such as user privacy, pricing, content and quality of products and services. For example, the Telecommunications Act of 1996 prohibits the transmission over the Internet of certain types of information and content. The increased attention focused upon these issues as a result of the adoption of other laws or regulations may reduce the rate of growth of the Internet and other computer networks, which in turn could result in decreased demand for our products or could otherwise have a material adverse effect on our business, financial condition and results of operations. In addition, the imposition of governmental regulations requiring the escrow and governmental recovery of private encryption keys, as has been proposed from time to time by various law enforcement agencies within the United States government, could have a substantial chilling effect on the acceptance and use of encryption products and public networks for secure communications, which, in turn, could result in decreased demand for our products or could otherwise have a material adverse effect on our business, financial condition and results of operations.

         Certain of our products will be subject to export controls under laws of the United States, Canada and other countries. There can be no assurance, however, that the list of products and countries for which exports are restricted, and the regulatory policies with respect thereto, will not be revised from time to time. Our inability to obtain required government approvals under these regulations could materially adversely affect our ability to sell products abroad or make products available for sale via international computer networks such as the Internet. Furthermore, United States governmental controls on the exportation of encryption products and technology may in the future restrict our ability to freely export some of our products with the most powerful information security encryption technology. Furthermore, there can be no assurance that foreign customers will seek export versions of our products. As a result, foreign competitors subject to less stringent export controls on their products may be able to compete more effectively than us in the global information security market. There can be no assurance that these factors will not have a material adverse effect on our business, financial condition or results of operations. It is also possible that Congress or individual states could enact laws regulating or taxing Internet commerce. In addition, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. Access fees, sales taxes or any other taxes or fees could increase the cost of transmitting data over the Internet and reduce the number or amount of transactions from which we can generate transaction fees.

Personnel

         As of January 2, 2002 we had 4 employees including 2 executive officers, a general manager and a hardware design engineer. All of these employees work for us on a full time basis. Assuming we have the capital to do so, we plan to add clerical, sales and marketing and technical staff as required for the expanded operation of our business. We consider our relationships with our employees to be satisfactory. Due to our financial situation, none of our employees have been paid their salary since December 2000. When and if, funds become available, we intend to pay these employees their accrued salaries.

Sales and Marketing

         Since we do not anticipate completing development of our current products until in or about the latter part of 2002, we have not engaged in substantial marketing activities to date. In February 2000, however, we entered into two year advisory agreements with C. Bradley Tashenberg and Gregory Creekmore, respectively, to provide us with consultation, marketing and technical advice. At the time of these agreements, both Mr. Tashenberg and Mr. Creekmore were affiliated with Bradmark Technologies, Inc. ("Bradmark") a Houston, Texas based Internet/Network Security Applications distributor that provides technically advanced security solutions to Fortune 500 and 1000 companies. Mr. Tashenberg still maintains his affiliation with Bradmark. We expect that Messrs. Tashenberg and Creekmore will assist us to market our initial product within the business-to-business applications sector. They have both provided us with contacts for the beta testing of our proof of concept prototype. As we move closer to the

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completion of product development we expect to enter into other marketing arrangements and agreements.

Supplies and Suppliers

         We consider our need for product parts and components to be minimal in terms of inventory requirements. Suppliers of component materials are chosen based on price, reliability and convenience. The price of raw materials for the manufacture of our current products is expected to remain stable in the near term. Increases that may occur are expected to be small, although no assurance can be given that this will prove to be the case. Each category of raw materials has several competing suppliers. We are not at the present time and do not intend in the future to be dependent upon any one supplier for each of the raw materials that we will purchase. We expect all required raw materials to be readily available in sufficient quantities and to be of required quality. In the extreme situation, however, were any raw materials not to be generally available, it would have a material adverse effect on our operations.

Customers

         We do not expect any single customer to account for a significant portion of our revenue. Accordingly, we will not be dependent upon any single customer to achieve our business goals.

Patents and Trademarks

         We filed a patent application with the United States Patent and Trademark Office on June 30, 2000 titled "Method And Device For Strong Encryption Of Digital Data Over A Communications Network" (Us Patent Application No. 09/607,962). This application relates to our TALOS Security System. Although we expect a patent to be granted in response to this application, we are unable to give any assurance that this will in fact be the case.

         In August 2000, we filed an application with the United States Patent and Trademark Office seeking trademark registration for the mark "TALOS". Although we expect a Notice of Allowance to be granted in response to this application, we are unable to give any assurance that this will in fact be the case.

Research and Development

         Our PC-compatible hardware device, designed to protect data while in transit and protect data from duplication at the user's PC, is in the prototype stage. Our server side security software and authentication party software devices are in the design stage. All of our research and development activities are sponsored by us. During the fiscal years ended December 31, 1999 and December 31, 2000 we spent approximately $18,000 and $738,213, respectively, on research and development activities.

Reports to Security Holders

         We are a public reporting company that files annual, quarterly, and current reports, and other information with the SEC as required by the Securities Exchange Act of 1934. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-00330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public through the SEC Internet site at http\\www.sec.gov.

ITEM 2.  PLAN OF OPERATION.

         The following discussion of our plan of operation for the next twelve months should be read together with, and is qualified in its entirety by the more detailed information, including the financial statements, appearing elsewhere in this document. Our plan of operation for the next twelve months involves:

         -    completing development of our proof of concept prototype;

         - developing sales and marketing plans to create sales and distribution channels for our products;

         -    continuing our investment in research and development;

         -    entering into strategic alliances;

         - raising additional capital to support operations until positive cash flow is generated; and

         -    acquiring businesses in related and unrelated fields.

         We have not yet achieved operating revenues and do not expect to achieve revenues until on or about the fourth quarter of 2002 or early 2003. Our activities to date have been principally devoted to product research and development, prototype development, raising capital, developing marketing plans, acquiring equipment and hiring management personnel. As of September 30, 2001 we had a working capital deficit of $691,680. We do not require or anticipate making any sales or purchases of plant or significant equipment during the next twelve months.

         We anticipate that we will be able to continue to fund our current operations through approximately January 31, 2002 with capital provided by management and without additional outside capital. However, in order to effectively fund our research and development and commercialization efforts, including, but not limited to, development and testing of the proof of concept prototype, subsequent beta-testing and hiring of additional employees, it will be necessary for us to raise substantial amounts of additional capital. If we are unable to raise such capital, we may have to have further contract or cease operations. We currently do not have any formal agreements or understandings with any third party regarding any offering of our securities or other financings and there can be no assurance that any such offering or financing will, in fact, occur or be consummated. If we are able to successfully complete a securities offering, it is likely that our current stockholders will experience significant and immediate dilution in their current ownership.

         We are a development stage company. From our inception through the present we have had no revenues. We have incurred losses each year since our inception and had an accumulated deficit of $2,645,756 at September 30, 2001. We expect to continue to incur losses over approximately the next two years from expenditures on research, product development, marketing and administrative activities.

         We do not expect to generate significant revenues from product sales for approximately the next two years during which time we expect to continue to engage in research and development activities. However, during the interim period we may enter into licensing or other agreements with marketing and distribution partners that may result in license fees and other related revenues. No assurance can be given, however, that our research and development efforts will result in any commercially viable products, or that any licensing or other agreements with marketing and distribution partners will be entered into by us and result in revenues. Our future success will depend on our ability to raise needed capital and transform our research and development activities into commercial products.

ITEM 3.  DESCRIPTION OF PROPERTY.

         Our executive offices are currently located at 6 Hawk Road, Lawrenceville, New Jersey 08648. We occupy approximately 1,000 square feet of space.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table provides certain information with respect to the beneficial ownership of our common stock known by us as of January 2, 2002, by
(a) each person or entity known by us to be the beneficial owner of more than 5% of our common stock, (b) each of our directors, (c) each of our executive officers, and (d) all of our named directors and executive officers as a group. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on January 2, 2002 and all shares of our common stock issuable to the holder in the event of exercise of outstanding options owned by that person which are exercisable within 60 days of January 2, 2002. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent such power may be shared with a spouse.

                             NAME AND ADDRESS                      AMOUNT AND NATURE OF                PERCENTAGE
TITLE OF CLASS               OF BENEFICIAL OWNER                   BENEFICIAL OWNERSHIP                OWNERSHIP(1)
--------------               -------------------                   --------------------                ---------
Common Stock, par            Phillip Escaravage                    1,575,000 shares,                     17.73%
value $.0001 per share       95 Old Dutch Rd.                      Direct
                             Far Hills, NJ 07931

Common Stock, par            Brendan Elliott                       1,800,000 shares,                     20.26%
value $.0001 per share       6 Hawk Road                           Direct
                             Lawrenceville, NJ 09648

Common Stock, par            Wayne Lee                             1,125,000 shares,                     12.66%
value $.0001 per share       6 Hawk Road                           Direct
                             Lawrenceville, NJ 09648

Common Stock, par            David Rector                          0 shares                                N/A
value $.0001 per share       1640 Terrace Way
                             Walnut Creek, CA 94596

Common Stock, par            All officers and directors as a       2,925,000 shares                      32.93%
value $.0001 per share       group (3 persons)

----------

(1) Based upon 8,883,122 shares issued and outstanding as of January 2, 2002 including 299,933 shares issuable upon the exercise of outstanding stock options and common stock purchase warrants that are exercisable within the next 60 days.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         (a) The following table provides certain information, as of January 2, 2002 with respect to our directors, executive officers and key employees. Directors serve for a term of one year or until their successors are duly elected. Officers are appointed by, and serve at the pleasure of the Board.

          NAME                    AGE                       POSITION
          ----                    ---                       --------
        Brendan G. Elliot         24       President, Treasurer and Director

        Wayne H. Lee              26       Executive Vice President,
                                           Secretary and Director

        David Rector              53       Director

         The following is a brief account of the business experience of each of our directors, executive officers and key employees during at least the past five years.

         Brendan G. Elliott was elected President, Treasurer, and Director of our Company upon the consummation of the Acquisition Merger. Mr. Elliott is a Co-Founder, President, Treasurer, Chief Technology Officer, and Director of Fullcomm, Inc. and has been involved with Fullcomm, Inc. since its inception as an encryption technology company in January 1999. Prior to founding Fullcomm, Inc., Mr. Elliott had worked at the Princeton University Civil Engineering and Operations Research Lab. His expertise in the computer science and encryption fields has helped him to lead research and development activities for the Company. Mr. Elliott graduated from Princeton University with a Bachelor of Arts degree in computer science.

         Wayne H. Lee was elected Executive Vice President, Secretary, and Director of our Company upon the consummation of the Acquisition Merger. Mr. Lee is a Co-Founder, Executive Vice President, and Secretary of Fullcomm, Inc. and has been involved with Fullcomm, Inc. since its inception as an encryption technology company in January 1999. His understanding of the product and the applicable markets has helped to shape our business and marketing strategies to date. Mr. Lee graduated from Princeton University with a Bachelor of Arts degree in economics.

         David Rector has served as a Director of ours since June 1998. Since 1998, Mr. Rector has been a principal of The David Stephen Group, a business consulting firm which focuses on the needs of emerging companies. He was also a principal of that firm from July 1995 until July 1996. Mr. Rector was a director of Tamboril Cigar Company ("Tamboril") from August, 1996 to January 1999. From August 1996 to March 1997, Mr. Rector was also Executive Vice President and General Manager of Tamboril, where he was instrumental in organizing Tamboril's operations and administration. Mr. Rector was appointed Secretary of Tamboril in June of 1997. From 1992 to 1998, Mr. Rector was affiliated with Viking Investment Group II, Inc., an investment banking partnership. Over the past two decades, Mr. Rector has served as a business consultant to, and held senior positions in, a variety of ventures. Mr. Rector was Chief Operating Officer of Headstrong Group, a manufacturer and distributor of recreational safety helmets, from July to November 1995. From January to June of 1995, Mr. Rector was General Manager of Bemiss-Jason, a distributor of paper products. From June 1992 to April 1994, he served as President of Supercart International, a distributor of shopping carts. From April 1985 to June 1992, he was principal of Blue Moon, a distributor of garment buttons and other women's accessories, specializing in fasteners. From 1980 to 1985, Mr. Rector served as President of Sunset Designs, a designer of leisure-time craft. From 1972 to 1980, Mr. Rector held various managerial sales and marketing positions with Crown Zellerbach Corporation, a multi-billion dollar manufacturer of paper and forest products.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth information concerning the total compensation paid or accrued by us during the three fiscal years ended December 31, 2000 to all persons that served as our chief executive officer or acted in a similar capacity at any time during the fiscal year ended December 31, 2000. No executive officers or other employees received compensation from us for the fiscal year ended December 31, 2000 in excess of $100,000.



                                                Annual Compensation                       Long-Term Compensation
                            Fiscal Year  ---------------------------------  -------------------------------------------------
          Name                 Ended                                          Options/     Restricted     LTIP
 and Principal Position    December 31,    Salary     Bonus      Other         SAR's      Stock Awards   Payouts    All Other
-------------------------  ------------  ----------  -------  ------------  -----------  --------------  --------  ----------
Howard M. Weinstein,           2000        $54,166      0      $10,075(1)       0(2)           0            0          0
Chief Executive Officer
                               1999           0         0          0            0              0            0          0
                               1998           0         0          0            0              0            0          0

Richard T. Case,               2000        $54,930      0          0            0(3)           0            0          0
Chief Executive Officer
                               1999           0         0          0            0              0            0          0
                               1998           0         0          0            0              0            0          0

Brendan G. Elliot,             2000        $60,000      0          0            0              0            0          0
President
                               1999        $18,532      0          0            0              0            0          0
                               1998           0         0          0            0              0            0          0

----------

(1) Represents payment of certain relocation expenses including meals and rent.

(2) Pursuant to the April 28, 2000 Employment Agreement between Mr. Weinstein and us (the "Employment Agreement"), Mr. Weinstein was entitled to receive 625,074 stock options, each to purchase one share of our common stock. The issuance of the options required Mr. Weinstein to serve the full two year term of the Employment Agreement. Accordingly, upon Mr. Weinstein's termination of his Employment Agreement on October 31, 2000, his right to receive the options was cancelled.

(3) Pursuant to the January 28, 2000 Employment Agreement between Mr. Case and us, Mr. Case is entitled to receive 175,000 stock options, each to purchase our share of our common stock. These options have yet to be issued. See "Item 7. Certain Relationships and Related Transactions".

STOCK OPTION PLANS; STOCK OPTION/STOCK APPRECIATION RIGHT GRANTS; AGGREGATE STOCK OPTION/STOCK APPRECIATION RIGHT EXERCISES AND FISCAL YEAR END STOCK OPTION/STOCK APPRECIATION RIGHT VALUES; REPORT ON REPRICING OF STOCK OPTIONS/STOCK APPRECIATION RIGHTS.

         On June 20, 2000 our shareholders adopted our 2000 Stock Plan (the "Plan"). The Plan provides for the issuance of up to an aggregate of 1,000,000 stock options, restricted stock awards or stock awards to employees, non-employees, directors and consultants. The number of shares issuable under the Plan is subject to increase in the event the number of shares issuable under the Plan represents less than 20% of our outstanding shares, as is presently the case. The Plan is administered by our Board of Directors and will be administered by the Compensation Committee thereof upon the establishment of such committee. The administrator of the Plan has the discretion to determine the optionees and grantees, the types of options or awards to be granted, the vesting provisions, the terms of the grants and other related provisions. The Plan provides for the issuance of both incentive and non-incentive stock options. To date, 200,000 options have been issued under the Plan, none of which were issued to the named executives. See Item 8. Description of Securities - Outstanding Stock Options, Warrants and Convertible Securities. Since inception, we have not granted and issued any stock appreciation rights.

LONG TERM INCENTIVE PLAN AWARDS

         We have not made any long-term incentive plan awards since our inception.

PENSION PLANS

         We do not presently provide pension plans for any of our officers or directors.

EMPLOYMENT AGREEMENTS

         As of February 28, 2000, we entered into a 2-year employment agreement with Brendan Elliott to serve as President of our Company for a monthly salary of $5,000 plus certain fringe benefits including medical insurance, and reimbursement for out-of-pocket expenses. Due to a lack of capital, the Company has not made payment to Mr. Elliot under his employment agreement since December 15, 2000.

         As of January 28, 2000, we entered into a 2-year employment with Richard Case to serve as Chief Executive Officer of our Company for a monthly salary of $10,000 per month plus certain benefits, including health insurance and reimbursement for out-of-pocket expenses. The Case employment agreement also provided for the issuance to Mr. Case of 175,000 options to purchase a like number of shares of our common stock at an exercise price of $0.10 per share with the underlying shares containing registration rights. These options have yet to be issued to Mr. Case. Mr. Case was replaced as CEO in May 2000, at which time his employment agreement was converted into a consulting agreement. On August 23, 2000, Mr. Case was terminated as a consultant. Mr. Case is presently engaged in a dispute with us regarding compensation which Mr. Case believes he is entitled to pursuant to his employment agreement with us. See Part II, Item 2 Legal Proceedings.

         On April 28, 2000, we entered into a 2-year employment agreement with Howard M. Weinstein to serve as our Chief Executive Officer for an annual base salary of $130,000 along with certain fringe benefits, including health insurance, and reimbursement of out-of-pocket expenses. Mr. Weinstein resigned on October 31, 2000 thereby terminating his employment agreement.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As of February 28, 2000, we entered into a 2-year employment agreement with Brendan Elliott to serve as President of our Company. For a more detailed discussion of the terms of this employment agreement see Item 6. "Executive Compensation - Employment Agreements".

         As of January 28, 2000, we entered into a 2-year employment with Richard Case to serve as Chief Executive Officer of our Company. This agreement was terminated in May 2000. For a more detailed discussion of the terms of this employment agreement see Item 6. "Executive Compensation - Employment Agreements".

         On April 28, 2000, we entered into a 2-year employment agreement with Howard M. Weinstein to serve as our Chief Executive Officer. This agreement was terminated in October 2000. For a detailed discussion of the terms of this employment agreement see Item 6. "Executive Compensation - Employment Agreements".

         In March 1996, we issued an aggregate of 2,100,000 shares of our common stock to our founders, Messrs. Rudy Roig, Anthony Markofsky, Viking Investment Group II, Inc., and Parenteau Corporation in connection with our organization and early development stage, as follows: Rudy Roig was issued 750,000 shares, Anthony Markofsky was issued 300,000 shares, Viking Investment Group II, Inc. was issued 525,000 shares and Parenteau Corporation was issued 525,000 shares. In consideration for said shares, the founders paid an aggregate of $3,710, consisting of $500 in organization expenses and $3,000 in office equipment.

         In July 1996, Rudy Roig was removed as an officer and director for breach of his fiduciary duties to us. In connection therewith, pursuant to an escrow agreement dated July 9, 1996, between us and Mr. Roig, Mr. Roig's shareholdings were returned to us for cancellation in September 1996.

         On January 15, 1999, Fullcomm, LLC (the "LLC") was founded by Brendan
G. Elliott, Philippe O. Escaravage, and Wayne H. Lee. In connection with the formation of the LLC, the founders made capital contributions to the LLC aggregating $60,000 in cash and were issued founders shares (the "LLC Founders' Shares") in the LLC. Upon the merger of the LLC with and into Fullcomm of New Jersey, Inc. ("Fullcomm NJ") the LLC Founder's Shares were converted into an aggregate of 4,500,000 shares of Fullcomm NJ.

         During the latter part of 1999 Philippe O. Escaravage made two loans to us in the aggregate amount of $25,000. On June 30, 2000, we issued 5,000 shares of common stock to Mr. Escaravage as repayment for the then outstanding loan balance, including incurred interest thereon, of $26,492.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock

         We are authorized to issue up to 20,000,000 shares of common stock, par value $.0001 per share, of which 8,583,189 shares were issued and outstanding on January 2, 2002. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common stock are entitled to receive ratably, dividends when, as, and if declared by our Board of Directors out of funds legally available therefor and, upon our liquidation, dissolution, or winding up, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common stock have no preemptive rights and have no rights to convert their Common stock into any other securities. The outstanding Common stock is validly authorized and issued, fully paid, and nonassessable.

Preferred Stock

         Under our Certificate of Incorporation, as amended (the "Certificate"), our Board of Directors is authorized to designate, and cause the Company to issue, up to five million (5,000,000) shares of preferred stock (the "Preferred Stock") of any class or series, having such rights, preferences, powers and limitations as the Board of Directors shall determine. As of January 2, 2002 there were no shares of Preferred Stock issued and outstanding.

Outstanding Stock Options, Warrants and Convertible Securities

         As at January 2, 2002, 99,933 common stock purchase warrants, each to purchase one share of our common stock and 200,000 stock options, each to purchase one share of our common stock are issued and outstanding. All of the warrants were issued on July 21, 2000 and are exercisable for the purchase of one share of our common stock at a price of $2.75 per share at any time during the period ending seven years after the issuance date. Each warrant also contains anti dilution and cashless exercise provisions. The 200,000 options were issued in July 2000 as incentive stock options pursuant to the Company's 2000 Stock Plan (the "Plan"). They are exercisable upon vesting, for the purchase of one share of our common stock at an exercise price of $2.50 per share at any time during the period ending ten years from the date of grant. 50,000 of these options vested in July 2001; 50,000 additional options will vest in each of July 2002, July 2003, and July 2004. In addition to the foregoing, pursuant to a January 20, 2000 employment agreement with Richard Case, our former Chief Executive Officer, we are obligated to issue 175,000 stock options to Mr. Case.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information

         (a) Our common stock was formerly listed on the National Association of Securities Dealers, Inc. Over-the-Counter Electronic Bulletin Board under the trading symbol of "CONT". Our common stock became listed on October 8, 1998, but prior to March 1, 2000, there was no established bid price for our common stock and the stock did not trade. Our common stock is currently traded under the trading symbol of "FLTI". This new symbol reflects a name change from Contessa Corporation to Fullcomm Technologies, Inc. This name change was approved by our shareholders at our annual meeting of shareholders held on June 20, 2000. The name change to Fullcomm Technologies, Inc. occurred subsequent to the Acquisition Merger of March 1, 2000. From March 1, 2000, the date of initial trading, through June 25, 2000 there were no high and low bid prices for our common stock for any quarters. The following table sets forth, for the fiscal quarters indicated, the high and low closing bid prices per share of our common stock. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

           QUARTER ENDED             HIGH BID           LOW BID
           -------------             --------           -------
        June 30, 2000 (1)            $  1.625           $  1.50
        September 30, 2000           $  3.6875          $   .75
        December 31, 2000            $  1.03            $   .1562
        March 31, 2001               $  1.2656          $   .0469
        June 30, 2001                $   .0625          $   .01
        September 30, 2001           $   .12            $   .03
        December 31, 2001            $   .05            $   .02

----------

(1)      Covers the period June 26, 2000 - June 30, 2000 only

Number of Shareholders

         (b) As of January 2, 2002, the approximate number of holders of record of our common stock is 400.

Dividends

         (c) We have not paid any cash dividends on our common stock since inception, nor do we intend to do so in the foreseeable future. Under the General Corporation Law of the State of Delaware, we may only pay dividends out of capital and surplus, or out of certain delineated retained earnings, all as defined in the General Corporation Law. There can be no assurance that we will have such funds legally available for the payment of dividends in the event that we should decide to do so.

ITEM 2.  LEGAL PROCEEDINGS

         We are engaged in a dispute with Richard T. Case, our former Chief Executive Officer, over additional compensation allegedly due to him under his January 28, 2000 employment agreement (the "Employment Agreement"). Mr. Case has entered into settlement negotiations with us which we expect to conclude by issuing to him the 175,000 stock options required by the Employment Agreement as well as approximately 100,000 shares of our common stock. No assurance can be given however, that this matter will be settled and if settled, that such settlement will involve the terms described herein.

         No other material legal proceedings are pending to which we or any of our property is subject, and to our knowledge there are no threatened legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Thomas P. Monahan, CPA, our independent certifying accountant since inception resigned on April 19, 2000. On such date, we engaged Goldstein, Golub, Kessler LLP, 1185 Avenue of the Americas, New York, NY 10036, as our certifying accountants. The appointment of Goldstein, Golub, Kessler, LLP, was approved by our board of directors.

         The reports of Thomas P. Monahan, CPA, on our financial statements for all fiscal years for which Thomas P. Monahan, CPA. provided such reports, contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle except that the reports were modified with respect to our ability to continue as a going concern.

         In connection with the audits for all fiscal years from inception through the fiscal year ended December 31, 1999 and during the subsequent interim period preceding his resignation, there were no disagreements between us and Thomas P. Monahan, CPA, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to his satisfaction, would have caused Thomas P. Monahan, CPA, to make reference to the subject matter of the disagreement in connection with his reports.

         In connection with the audits for all fiscal years from inception through the fiscal year ended December 31, 1999 and during the subsequent interim period preceding his resignation, Thomas P. Monahan, CPA. did not advise us that:

         - internal controls necessary for us to develop reliable financial statements did not exist;

         - information had come to his attention that led him to no longer be able to rely on management's representations or made him unwilling to be associated with the financial statements prepared by management;

         - there was a need to expand significantly the scope of his audit, or that information had come to his attention during such time periods that if further investigated might materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statement, or the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by an audit report; or

         - information had come to his attention that he had concluded materially impacted the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by an audit report.

         Goldstein, Golub, Kessler, LLP ("GGK") were our independent certifying accountants during the period April 19, 2000 through February 16, 2001. On February 16, 2001, we terminated GGK's appointment and subsequently engaged Thomas P. Monahan, CPA, our former accountant, as our certifying accountant. The termination of GGK and appointment of Thomas P. Monahan, CPA, was approved by our board of directors. During the period during which they served as our independent certifying accountants, GGK did not perform any audits for us or render any reports on our financial statements.

         During the period of their engagement by us, there were no disagreements between us and GGK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

         During the period of their engagement by us, GGK did not advise us that:

         - internal controls necessary for us to develop reliable financial statements did not exist;

         - information had come to their attention that led them to no longer be able to rely on management's representations or made them unwilling to be associated with the financial statements prepared by management;

         - information had come to their attention during such period that if further investigated might materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statement, or the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by an audit report; or

         - information had come to their attention that they had concluded materially impacted the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent financial statements covered by an audit report.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         During the three years ended December 31, 2000 and the subsequent interim period we have sold the following securities without registration under the Securities Act:

         (i) In July 1998, we sold 54,006 shares of our common stock at a price of $.35 per share or an aggregate of $18,902. Such sales were made pursuant to Rule 504 of Regulation D promulgated under the Act.

         (ii) On March 1, 2000 we completed a merger involving Fullcomm Acquisition Corporation ("Acquisition"), a Delaware corporation; Fullcomm Inc., a New Jersey corporation ("Fullcomm NJ"); the shareholders of Fullcomm NJ and our principal shareholders. Pursuant thereto, Fullcomm NJ was merged with and into Acquisition (the "Acquisition Merger"), the surviving corporation in the Acquisition Merger. In connection with the Acquisition Merger, 4,601,100 shares of Fullcomm NJ issued and outstanding immediately prior to the Acquisition Merger were cancelled, and a like number of shares of our common stock were issued to the former Fullcomm NJ shareholders on a "one-for-one" basis. In connection with the Acquisition Merger, our shareholders received a stock dividend of 695,994 shares of our common stock with respect to the 2,304,006 shares of our common stock issued and outstanding immediately prior to the Acquisition Merger. The shares issued to the former shareholders of Fullcomm NJ were issued under the exemptions from registration provided by Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The dividend shares issued to our shareholders were exempt from registration by reason of the statutory exemption found in Section 3(a)(9) of the Securities Act.

         (iii) In connection with the Acquisition Merger, on February 17, 2000 we entered into a two year consulting agreement with Gregory Creekmore, pursuant to which we issued 175,000 shares of our common stock to Mr. Creekmore.

         (iv) In connection with the Acquisition Merger, on February 17, 2000 we entered into a two year consulting agreement with C. Bradley Tashenberg pursuant to which we issued 175,000 shares of our common stock to Mr. Tashenberg.

         (v) On March 28, 2000, we consummated a private placement with twelve investors pursuant to which such investors purchased an aggregate of 416,000 shares of our common stock, at a price per share of $2.50, for an aggregate purchase price of $1,040,000. The Company paid placement fees and related expenses totaling $140,000 and received net proceeds from the placement of $900,000. On July 21, 2000, we issued to R.K. Grace & Company, the placement agent in the offering, and its designees, an aggregate of 41,600 common stock purchase warrants at an exercise price of $2.75 per share and an aggregate of 118,433 shares of our common stock. We also issued an aggregate of 58,333 common stock purchase warrants at an exercise price of $2.75 per share to Grace Securities, Inc., a consultant. The foregoing securities were issued under the exemptions from registration provided by Rule 506 of Regulation D and Rule 4(2) of the Securities Act.

         (vi) On June 30, 2000, we issued 5,000 shares of common stock to Philippe O. Escaravage, a shareholder of our Company, as repayment for outstanding loans, include interest due thereon, in the aggregate amount of $26,492.

         (vii) On January 21, 2000, we entered into a loan agreement with South Edge International Limited providing for a loan in the aggregate amount of $100,000. The loan was evidenced by a promissory note, bearing interest at the rate of 10.5% per annum. This loan was repaid by us on April 16, 2000.

         (viii)   On August 4, 2000, we executed a 10.5%, $200,000 promissory note in favor of Viking Investment Group II, Inc., a Delaware corporation ("Viking") in exchange for a loan in the amount of $200,000 (the "Principal Amount") from Viking to us. This loan was repaid by us on August 16, 2000.

         (ix) On August 16, 2000, we executed a 10.5%, $200,000 promissory note (the "Note") in favor of Jenadosa Holdings, a British VI corporation ("Jenadosa") in exchange for a loan in the amount of $200,000 (the "Principal Amount") from Jenadosa to us. The Principal Amount and all accrued interest thereon was due on August 3, 2001. We have not made payment on the Note and are in default. Jenadosa has not demanded payment and has taken no action at this time.

         (x) On September 29, 2000 we issued 92,632 shares of our common stock to Intrinsix Corporation ("Intrinsix") as payment for $110,000 then due by us to Intrinsix.

                  The amount of shares was calculated based on a $.25 discount from the closing price of our common stock on the date of issuance.

         (xi) On August 29, 1999, Fullcomm NJ consummated a private placement with 10 accredited investors, pursuant to which such investors purchased an aggregate of 84,250 restricted shares of Fullcomm NJ's common stock, at a price per share of $3.00, for an aggregate purchase price of $252,750. Fullcomm NJ paid placement fees totaling $65,000 and received net proceeds from the placement of $187,750. Funds from this round of financing were used by Fullcomm NJ to pay operating expenses and continue research and development activities. The foregoing shares were issued under the exemption from registration provided by Rule 506 of Regulation D and Rule 4(2) of the Securities Act.

         All of the foregoing sales of securities by us have been transactions "not involving a public offering" and except as otherwise indicated were exempted transactions under Section 4(2) of the Securities Act. All securities purchasers received legended, restricted stock and are sophisticated or accredited investors. All such transactions were arms-length transactions where such purchasers were given opportunity to examine documents, meet with other business principals, and the take the opportunity to ask any questions they deemed advisable. None of these transactions involved any advertising, general solicitations of interest, or dissemination of information outside of the circle of these individuals.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation and By-laws contain provisions eliminating the personal liability of our directors to us and our stockholders for certain breaches of his or her fiduciary duty of care as a director. These provisions do not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction form which the director derived an improper personal benefit. These provisions offer persons who serve on our Board of Directors protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for our Company. As a result of these provisions, our ability and the abilities of our stockholders to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, these provisions do not affect the availability of equitable remedies such as an injunction or recession based upon a director's breach of his duty of care.

         In addition, our Certificate of Incorporation and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of our Company, or is or was serving at our request as a director of officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprises. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

         Insofar as indemnification for liabilities may be permitted to directors, officers and controlling persons pursuant to Section 145 of the Delaware General Corporation Law, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy and is, therefore, unenforceable.

                                    PART F/S

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               FAX (973) 790-8845

To The Board of Directors and Shareholders of Fullcomm, Inc. (a development stage company)

I have audited the accompanying balance sheet of Fullcomm, Inc. (a development stage company) as of December 31, 2000 and the related statements of operations, cash flows and shareholders' equity for the period from inception, January 15, 1999, to December 31, 1999; for the year ended December 31, 2000 and for the period from inception, January 15, 1999, to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fullcomm, Inc. (a development stage company) as of December 31, 2000 and the results of its operations, shareholders equity and cash flows for the period from inception, January 15, 1999, to December 31, 1999; for the year ended December 31, 2000 and for the period from inception, January 15, 1999, to December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Fullcomm, Inc. (a development stage company) will continue as a going concern. As discussed in Note 2 to the financials statements, the Company has suffered recurring losses from operations and has a net capital deficiency and negative working capital, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Fullcomm, Inc. (a development stage company) to continue as a going concern.

                                       /s/ Thomas P. Monahan
                                       -----------------------------------
                                       Thomas P. Monahan, CPA
April 13, 2001
Paterson, New Jersey

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY

                          (A DEVELOPMENT STAGE COMPANY)

                      CONDENSED CONSOLIDATED BALANCE SHEET


                                                                   December 31,
                                                                       2000
                                                                   ------------

                             ASSETS

Current assets

   Cash..........................................................   $     4,842
                                                                    -----------
   Total current assets..........................................         4,842

Furniture and equipment, net of accumulated depreciation.........        12,463

Other assets

   Patent costs..................................................        13,651
                                                                    -----------
Total other assets...............................................        13,651
                                                                    -----------

      TOTAL ASSETS...............................................   $    30,956
                                                                    ===========

              LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses............................   $   204,096
Loan Payable.....................................................       207,875
                                                                    -----------
      Total Current Liabilities..................................       411,971


STOCKHOLDERS' DEFICIT:
Preferred stock, 5,000,000 shares,  $0.001 par value,
  authorized;  no shares issued..................................            --
Common stock, 20,000,000 shares, $0.0001 par value,
  authorized; 8,583,189 shares issued and outstanding............           859
Capital in excess of par.........................................     2,160,869
Deficit accumulated during the development stage.................    (2,032,323)
Deferred compensation............................................      (510,420)
                                                                    -----------

  Total Stockholders' Deficit....................................      (381,015)
                                                                    -----------

   TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT...................   $    30,956
                                                                    ===========

            See Notes to Condensed Consolidated Financial Statements.

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY

                          (A DEVELOPMENT STAGE COMPANY)

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                   For the period     For the period
                                                                                   from inception     from inception
                                                                   For the         on January 15,     on January 15,
                                                                  year ended       1999, through      1999, through
                                                                 December 31,       December 31,       December 31,
                                                                     2000               1999               2000
                                                                 ------------      --------------     --------------

Revenue.......................................................   $         --       $         --       $         --

Operating Expenses:
   General and administrative.................................        503,816            298,154            801,970
   Deferred compensation......................................        364,580                               364,580
   Stock issued for services..................................        110,000                               110,000
   Research and development...................................        738,213             18,000            756,213
   Depreciation expense.......................................          2,131              1,622              3,753
                                                                 ------------       ------------       ------------

Total Operating Expenses......................................      1,718,740            317,776          2,036,516

Loss from operations..........................................     (1,718,740)          (317,776)        (2,036,516)

Other Income and Expense:
Interest and dividend income..................................         15,158                562             15,720
Interest expense..............................................        (10,981)              (546)           (11,527)
                                                                 ------------       ------------       ------------

Total other income (loss).....................................          4,177                 16              4,193

Net Income (Loss).............................................   $ (1,714,563)      $   (317,760)      $ (2,032,323)
                                                                 ============       ============       ============


Basic and diluted net loss per share..........................   $      (0.21)      $      (0.07)
                                                                 ============       ============

Basic and diluted weighted average number of shares
   outstanding................................................      8,168,352          4,500,000
                                                                 ============       ============


            See Notes to Condensed Consolidated Financial Statements.

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY

                          (A DEVELOPMENT STAGE COMPANY)

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                                                 For the three    For the three
                                                  months ended     months ended
                                                  December 31,     December 31,
                                                     2000               1999
                                                 -------------    -------------
Revenue .......................................   $       -0-      $       -0-

Cost of goods sold ............................           -0-              -0-
                                                  -----------      -----------

Gross Profit ..................................             0                0

Operating Expenses:
   General and administrative .................        84,112           81,929
   Deferred compensation ......................       109,374
   Research and development ...................       136,970           18,000
   Depreciation expense .......................           506            1,622
                                                  -----------      -----------

Total Operating Expenses ......................       330,962          101,551

Loss from operations ..........................      (330,962)        (101,551)

Other Income and Expense:
Interest and dividend income ..................         2,107
Interest expense ..............................        (7,876)
                                                  -----------
Total other income (loss) .....................        (5,769)

Net Income (Loss) .............................   $  (336,731)     $  (101,551)
                                                  ===========      ===========


Basic and diluted net loss per share ..........   $     (0.04)     $     (0.02)
                                                  ===========      ===========

Basic and diluted weighted average
number of shares outstanding ..................     8,168,352        4,500,000
                                                  ===========      ===========

            See Notes to Condensed Consolidated Financial Statements.

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY

                          (A DEVELOPMENT STAGE COMPANY)

                        CONDENSED CONSOLIDATED STATEMENT
                        OF STOCKHOLDERS' EQUITY (DEFICIT)
          FROM INCEPTION ON JANUARY 15, 1999 THROUGH DECEMBER 31, 2000


                                              Common Stock             Capital in
                                       ---------------------------      Excess of      Accumulated       Deferred
                                          Shares          Amount        Par Value        Deficit       Compensation       Total
                                       -----------     -----------     -----------     -----------     -----------     -----------
Issuance of common stock ...........     4,500,000     $       450     $    59,550     $        --     $        --     $    60,000

Issuance of common stock
  for cash .........................       517,124              52       1,090,184              --              --       1,090,236

Issuance of common stock
  in reverse  merger ...............     3,000,000             300            (300)             --              --              --

Issuance of common stock
  for consulting services ..........       350,000              35         874,965              --        (510,420)        364,580

Issuance of common stock
  for stockholder's loan ...........         5,000               1          26,491              --              --          26,492

Issuance of common stock
  for Placement and
  Merger Fees ......................       118,433              12             (12)             --              --              --

Issuance of common stock
  for Services .....................        92,632               9         109,991              --              --         110,000

Net loss ...........................            --              --              --      (2,032,323)             --      (2,032,323)
                                       -----------     -----------     -----------     -----------     -----------     -----------

Balance at December 31, 2000 .......     8,583,189     $       859     $ 2,160,869     $(2,032,323)    $  (510,420)    $  (381,015)
                                       ===========     ===========     ===========     ===========     ===========     ===========


            See Notes to Condensed Consolidated Financial Statements.

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                    For the period        For the period
                                                                                    from inception        from inception
                                                               For the              on January 15,        on January 15,
                                                              year ended            1999, through         1999, through
                                                             December 31,            December 31,          December 31,
                                                                 2000                   1999                   2000
                                                             -------------          -------------          -------------
Cash flows used in operating activities:
Net loss .................................................   $  (1,714,563)         $    (317,760)         $  (2,032,323)

Adjustments to reconcile net loss to net
  cash used in operating activities:
Deferred compensation ....................................         364,580                     --                364,580
Stock Issued for Services ................................         110,000                     --                110,000
Depreciation .............................................           2,131                  1,622                  3,753
Interest expense .........................................           7,875                                         7,875
Increase (decrease) in operating assets:

Increase in operating liabilities:
Accounts payable and accrued expenses ....................         143,937                 60,159                204,096
                                                             -------------          -------------          -------------
Net cash used in operating activities ....................      (1,086,040)              (255,979)            (1,342,019)
                                                             -------------          -------------          -------------

Cash flows from investing activity:

Patent costs .............................................         (11,735)                (1,917)               (13,651)
Purchase of furniture and equipment ......................              --                (16,216)               (16,216)
                                                             -------------          -------------          -------------
                                                                   (11,735)               (18,133)               (29,867)
Cash flows provided by financing activity:

Proceeds from issuance of common stock ...................         900,000                250,236              1,150,236
Proceeds from notes payable ..............................         500,000                     --                500,000
Repayment of notes payable ...............................        (300,000)                    --               (300,000)
Proceeds from loan from shareholder ......................           1,177                 25,315                 26,492
                                                             -------------          -------------          -------------
Cash flows provided by financing activities: .............       1,101,177                275,551              1,376,728

Net increase in cash .....................................           3,403                  1,439                  4,842

Cash at beginning of period ..............................           1,439                     --                     --
                                                             -------------          -------------          -------------

Cash at end of period ....................................   $       4,842          $       1,439          $       4,842
                                                             =============          =============          =============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
      Interest............................................   $      10,982          $         546
      Income taxes........................................   $          --          $          --

NONCASH ACTIVITIES:
   Common stock issued in connection with repayment
      of officer loan.....................................   $      26,492
   Issuance of shares of common stock as deferred
      compensation........................................   $     364,580
   Issuance of shares of common stock in payment             $     110,000
      of monies due Intrinsix Corporation.................

            See Notes to Condensed Consolidated Financial Statements.

                                 FULLCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


Note 1 - Formation of Company and Issuance of Common Stock

         Formation and Description of the Company

         Fullcomm, Inc. (the "Company") was first formed under the laws of Delaware on March 7, 1996 under the name Contessa Corporation. On June 20, 2000, the Company changed its name from Contessa Corporation to Fullcomm Technologies, Inc. The Company is authorized to issues 20,000,000 shares of common stock, $.0001 par value each and 5,000,000 shares of preferred shares, $.001 par value each.

         Fullcomm, a wholly-owned subsidiary of the Company, was incorporated on May 13, 1999 and is the successor entity to Fullcomm, L.L.C., a New Jersey limited liability company, which was formed on January 15, 1999. This transfer was accounted for at historical cost in a manner similar to a pooling of interest with the recording of net assets acquired at their historical book value.

         The Company is a development stage company that was organized to commercially exploit technology developed in connection with the secure transmission of digital media and other data on the Internet.

Note 2 - Summary of Significant Accounting Policies

     a.  Basis of Financial Statement Presentation

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a negative working capital of $407,129, a stockholders' deficit of $381,015 and incurred net losses of $2,032,323 period from inception, January 15 1999, to December 31, 2000. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating that with the completion of a private placement and with the increase in working capital, the Company will be able to complete the research and development and bring into production its technology and experience an increase in sales. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source of inventory, continued research and development and initiating marketing penetration. The Company plans to engage in such ongoing financing efforts on a continuing basis.

         The consolidated financial statements presented at December 31, 2000 consist of the consolidated balance sheet as at December 31, 2000 and the statements of operations, cash flows

                                 FULLCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


and stockholders equity for the period from inception, January 15, 1999, to December 31, 1999 and for the year ended December 31, 2000 and for the period from inception on January 15, 1999 through December 31, 2000 .

     b.  Cash and Cash Equivalents

         Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash.

     d.  Loss Per Share:

         Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. During the period from January 15, 1999 through December 31, 1999, there were no dilutive securities outstanding. During the year ending December 31, 2000, shares to be issued upon the exercise of options and warrants are not included in the computation of loss per share as their effect is anti-dilutive.

     e.  Revenue recognition

         Revenue is recognized when products are shipped or services are rendered.

     f.  Research and Development Expenses

         Research and development expenses are charged to operations when incurred.

     g.  Patent Costs

         Costs incurred to acquire exclusive licenses of patentable technology or costs incurred to patent technologies are capitalized and amortized over the shorter of a five year period or the term of the license or patent. The portion of these amounts determined to be attributable to patents is amortized over their remaining lives and the remainder is amortized over the estimated period of benefit but not more than 40 years on a straight line basis.

     h.  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 FULLCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


     i.  Asset Impairment

         The Company adopted the provisions of SFAS No. 121, Accounting for the impairment of long lived assets and for long-lived assets to be disposed of effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. There was no effect of such adoption on the Company's financial position or results of operations.

     j.  Significant Concentration of Credit Risk

         At December 31, 2000, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

     k.  Accounting for Stock-Based Compensation

         The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which establishes a fair value-based method of accounting for stock-based compensation plans. The Company has adopted the disclosure-only alternative under SFAS No. 123, which requires disclosure of the pro forma effects on net loss and net loss per share as if stock-based employee compensation was measured under SFAS No. 123, as well as certain other information. The Company accounts for stock-based compensation to non employees using the fair value method in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18. The Company has recognized deferred stock compensation related to certain stock option grants (see Note 8).

     l.  Recent Accounting Standards

         Accounting for Derivative Instruments and Hedging Activities

         Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses

                                 FULLCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 2000, although no impact on operating results or financial position is expected.

Note 3 - Related Party transactions

     a.  Leased Office Space

         As of December 31, 1999, the Company maintained sub lease agreement with Phillip O. Escaravage for the lease of office space located at 11 Chambers Street, Princeton, New Jersey for a monthly rent of $ 2,400 per month.

         Rent paid pursuant to this lease agreement for the period from inception to December 31, 1999 is $13,080.

     b.  Employment Agreements and Officer Salaries

         1. In February, 2000, the Company entered into a 2 year employment agreement with Brendon Elliott as President of the Company for a monthly salary of $5,000 plus certain fringe benefits including medical insurance and 4 weeks vacation time and reimbursement for out of pocket expenses.

         As of December 31, 2000, Mr. Elliott was paid an aggregate of $63,333.

         2. In January, 2000, The Company entered into a 2 year employment with Richard Case as Chief Executive Officer for a monthly salary of $10,000 per month, certain benefits including health insurance, 4 weeks vacation, reimbursement for out of pocket expenses and is to receive 175,000 options to purchase shares of common stock of the Company at $0.10 per share with "piggyback" registration rights. In addition, if in the eventuality a "Change in Control" occurs, Mr. Case would be entitled to receive the difference between moneys that he actually received upon termination and 2.99 times his base amount. As of December 31, 2000, the Company has paid an aggregate of $10,762. Mr. Case was terminated in May, 2000 and has converted his employment agreement into a consulting agreement. As of December 31, 2000, the Company is negotiating a settlement of this agreement.

         3. On April 28, 2000, the Company entered into a 2 year employment agreement with Howard M. Weinstein as Chief Executive Officer for an annual base salary of $130,000 along with certain fringe benefits including health insurance, 4 weeks vacation and reimbursement of

                                 FULLCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


out of pocket expenses. Mr. Weinstein terminated the Employment agreement on October 31, 2000 and on January 10, 2001 entered into a Stipulation of Settlement agreement to mutually release the Company from any further obligations.

         No other officer has received a salary in excess of $100,000.

     c.  Loan Payable-Shareholder

         On December 10, 1999, Philip O. Escaravage and an entity that is controlled by him The Umbrella Project, Inc., pursuant to a short term loan agreement loaned an aggregate of $25,000 to the Company due within one year from date and with interest at prime plus 2%. As of December 31, 1999, the balance due is $25,000 with accrued interest of $315.

         On June 30, 2000, the Company issued 5,000 shares of restricted common stock of the Company as repayment for a shareholder loan aggregating $26,492 or $5.30 per share.

Note 4 - Note Payable

         On August 4, 2000, the Company executed a $200,000 promissory note in favor of Viking Investment Group II, Inc., a Delaware corporation ("Viking ") in exchange for a loan in the amount of $200,000 (the "Principal Amount") from Viking to the Company. The Note provided that interest on the Principal Amount accrues at the rate of 10.5% per annum. The Principal Amount and all accrued interest were payable upon the earlier of (i) August 3, 2001 or (ii) the consummation of an equity or debt financing by the Company in an amount equal to or greater than $200,000. This loan was repaid on August 16, 2000.

         On August 16, 2000, the Company executed a $200,000 promissory note (the "Note") in favor of Jenadosa Holdings, a British VI Corporation ("Jenadosa") in exchange for a loan in the amount of $200,000 (the "Principal Amount") from Jenadosa to the Company. The Note provides that interest on the Principal Amount shall accrue at the rate of 10.5% per annum. The Principal Amount and all accrued interest are payable upon the earlier of (i) August 3, 2001 or (ii) the consummation of an equity or debt financing by the Company in an amount equal to or greater than $200,000.

Note 5 - Property Plant and Equipment

         Property Plant and Equipment consists of the following at December 31, 2000:

                  Furniture and fixtures                              16,216
                  Less accumulated depreciation                        3,753
                                                                     -------
                  Property Plant and Equipment -net                  $12,463
                                                                     =======

                                 FULLCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


Note 6 - Income Taxes

         The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 2000, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

         At December 31, 2000, the Company has net operating loss carry forwards for income tax purposes of $2,032,323. These carry forward losses are available to offset future taxable income, if any, and expire in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

         The components of the net deferred tax asset as of December 31, 2000 are as follows:

Deferred tax asset:
Net operating loss carry forward                     $  690,990
Valuation allowance                                  $ (690,990)
                                                     -----------
Net deferred tax asset                               $       -0-

         The Company recognized no income tax benefit for the loss generated for the period from inception, January 15, 1999, to December 31, 2000.

         The Company recognized no income tax benefit from the loss generated for the period from inception, January 15, 1999 to December 31, 2000. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

                                 FULLCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


Note 7 - Issuance of Shares of Common Stock

         In January, 1999, the Company sold an aggregate of 4,500,000 shares of common stock as follows: 1,800,000 shares to Brendan Elliott; 1,575,000 shares to Phil Escaravage and 1,125,000 shares to Wayne Lee for an aggregate of cash consideration of $60,000 or $0.013 per share.

         On January 28, 2000, the Company consummated a merger with Fullcomm, Inc., a New Jersey corporation ("Old Fullcomm"). The Company issued 3,000,000 shares of Common Stock for all of the outstanding capital of Old Fullcomm. Pursuant to the merger, the shareholders of Old Fullcomm acquired majority control of the Company. For accounting purposes, the merger has been treated as a recapitalization of the Company with Old Fullcomm as the acquirer (reverse acquisition). The merger was completed on March 1, 2000.

         In connection with the merger, the Company entered into two separate advisory agreements. Pursuant to the agreements, the Company issued 350,000 restricted shares of its Common Stock for an aggregate consideration of $875,000 or $2.50 per share. The Company is treating the issuance of shares as deferred compensation and is recognizing compensation expense over a 2 years at the rate of $109,375 per quarter. As of December 31, 2000, the Company has charged $328,125 to operations.

         On March 28, 2000, the Company consummated a private placement with twelve investors pursuant to which such investors purchased an aggregate of 416,000 restricted shares of the Company's Common Stock, at a price per share of $2.50, for an aggregate purchase price of $1,040,000. The Company paid placement fees totaling $140,000 and received net proceeds from the placement of $900,000. In connection with such private placement, the Company became obligated to compensate RK Grace & Company, as its placement agent ("RK Grace"), and Grace Securities, Inc., as its consultant ("Grace"). On April 28, 2000, RK Grace and Grace agreed to reduce certain aspects of their respective fees relating to such private placement and Merger. Subsequent to the end of the quarter, on July 21, 2000, the Company issued to (i) RK Grace and its designees an aggregate of 41,600 common stock purchase warrants at an exercise price of $2.75 per share and to RK Grace an aggregate of 118,433 restricted shares of its Common Stock and (ii) Grace an aggregate of 58,333 common stock purchase warrants at an exercise price of $2.75 per share.

         As of December 31, 2000, the Company has reserved 218,366 shares of common stock pending the exercise of these warrants.

         On June 30, 2000, the Company issued 5,000 shares of restricted common stock of the Company as repayment for a shareholder loan aggregating $26,492.

                                 FULLCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


         On September 29, 2000, the Company issued 92,632 shares of restricted common stock of the Company as payment for certain amounts due by the Company to Intrinsix Corporation totaling $110,000 or $1.19 per share. The amount of shares was calculated by the closing price on the day of issuance with a $.25 per share discount.

Note 8 - Commitments and Contingencies

     a.  Lease Agreement

         Effective June 5, 2000, the Company has leased 1327 square feet of office space from an unrelated party at 110 West Franklin Avenue, Pennington, New Jersey on a month to month basis at $2,000 per month and required a security deposit of $2,221. Subsequent to the date of the financial statements the Company changed its corporate address.

     b.  Engineering Services Agreement

         On April 29, 1999, the Company entered into an agreement with System Design Group ("SDG") whereby, SDG is contracted to provide the Company with a project specifications document for the Company's Internet Media Security board that will detail the functionality of certain items under development. The cost of the project is $18,000. The work product of SDG is the property of the Company.

         As of December 31, 1999, the Company has paid an aggregate of $9,000 and the balance in 2000.

         In May, 2000, the Company entered into an engineering design and consulting agreement, which was later modified on September 29, 2000 with Intrinsix for an aggregate consideration of $540,000. As of December 31, 2000, the Company has paid an aggregate of $286,745 and issued 92,632 shares of common stock for $110,000 valued at $1.19 per share leaving a balance due of $143,255 as of December 31, 2000.

     c.  Marketing Consulting Agreement

         On August 11, 1999, The Company entered into a marketing consulting agreement with The Management Network Group, Inc. for a daily consulting fee of $1,850 plus out of pocket expenses, subject to adjustments for other services.

         As of December 31, 1999, the Company has paid an aggregate of $2,955.

                                 FULLCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


     d.  Financial Consulting Agreement

         On May 12, 1999, the Company entered into a financial consulting agreement with Steven Katz & Associates, Inc. to provide strategic, financing and/or its management to the Company for an hourly fee of $255 per hour plus out of pocket expenses.

         As of December 31, 1999, the Company has paid an aggregate of $33,329.

     e.  Stock Options

         In January, 2000, The Company entered into a 2 year employment with Richard Case and has issued to him 175,000 options to purchase shares of common stock of the Company at $0.10 per share with "piggyback" registration rights, which price is not less than the fair market price on the date of grant which was July 28, 2000.

     f.  Stock Option Plan

         The Company adopted the 2000 Stock Plan (the "Plan"). The Plan provided for the granting of options to two individuals 100,000 options to Patrick Leach and 100,000 to Greg Grabow exercisable at $2.50 for each share of common stock, which price is not less than the fair market price on the date of grant which was July 28, 2000.

         The options are exercisable as follows:


    Months from Grant Date              Percentage Exercisable
    ----------------------              ----------------------
              4                                    3%
             12                                   22%
             24                                   25%
             36                                   25%
             48                                   25%

         As of December 31, 2000, no options have been exercised and the Company has reserved an aggregate of 375,000 shares of common stock pending the exercise of these options into shares of common stock.

         Stock option activity is summarized as follows:

                                 FULLCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


                                                     EXERCISE
                                                      SHARES       PRICE
Options outstanding at beginning of year                 -0-
Granted                                              200,000        2.50
Granted                                              175,000         .10
Exercised                                                -0-
Cancelled/expired                                        -0-
                                                     -------
Options outstanding at end of year                   375,000
                                                     =======

Options exercisable at end of year                   106,000
                                                     =======

The Company applies APB No. 25 in accounting for its employee stock option plans and, accordingly, recognizes employee compensation expense for the difference between the fair value of the underlying common shares and the exercise price of the option at the date of grant. The effect of applying SFAS No. 123 on pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things (1) the vesting period of the stock options and (2) the fair value of additional stock options in future years (3) the exercise price was higher than the market price as of the date of the Grant.

     g.  Litigation

         On August 23, 2000, Richard Case, the former Chief Executive Officer of the Company, notified the Company with respect to his claim for certain payments relating to his employment/consulting agreement with the Company. On August 25, 2000, the Company received a letter of representation from Mr. Case's counsel in connection with Mr. Case's claims. The Company disputes the position taken by Mr. Case and is currently negotiating with Mr. Case to resolve such dispute. While Mr. Case has not instituted a legal proceeding with respect to such dispute, Mr. Case, through his counsel, has threatened to submit such dispute to arbitration. In the event a legal proceeding with respect to such dispute is initiated, the Company intends to vigorously defend such proceeding.

Note 9 - Business and Credit Concentrations

         The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

                                 FULLCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


Note 10 - Development Stage Company

         The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management and from the net proceeds of a private placement for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is research and development, prototype development, production scheduling, sourcing inventory and its marketing program, acquire additional equipment, management talent, inventory and working capital to engage in any profitable business activity. Since its organization, the Company's activities have been limited to the preliminary development of its new products, filing of a patent application, hiring personnel and acquiring equipment and office space, conducting research and development of its technology and preparation of documentation and the sale of a private placement offering.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and Directors of Fullcomm Technologies, Inc.(a development stage company)

I have reviewed the accompanying consolidated balance sheet of Fullcomm Technologies, Inc. (a development stage company) as of September 30, 2001, and the related consolidated statements of operations and of cash flows for the nine-month periods ended September 30, 2000 and 2001. These financial statements are the responsibility of the Company's management.

I have conducted my review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my review, I are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements referred to above for them to be in conformity with generally accepted accounting principles.

I previously audited in accordance with generally accepted auditing standards, the consolidated balance sheet as of December 31, 2000, and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows for the year then ended (not presented herein), and in my report dated April 13, 2001, that was prepared assuming that Fullcomm Technologies, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Fullcomm Technologies, Inc. (a development stage company) to continue as a going concern. In my opinion, the accompanying balance sheet information as of December 31, 2000, is fairly stated, in all material respects in relation to the balance sheet from which it has been derived.

Thomas Monahan Certified Public Accountant
Paterson, New Jersey
November 3, 2001

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY

                          (A DEVELOPMENT STAGE COMPANY)

                      CONDENSED CONSOLIDATED BALANCE SHEET


                                                                               September 30,
                                                               December 31,         2001
                                                                  2000           Unaudited
                                                               -----------      -----------
ASSETS

Current assets
   Cash ..................................................     $     4,842      $       878
                                                               -----------      -----------
   Total current assets ..................................           4,842              878

Furniture and equipment, net of accumulated depreciation .          12,463           10,561

Other assets
   Patent costs ..........................................          13,651           14,794
                                                               -----------      -----------
Total other assets .......................................          13,651           14,794
                                                               -----------      -----------

      TOTAL ASSETS .......................................     $    30,956      $    26,233
                                                               ===========      ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses ....................     $   204,096      $   468,933
Loan Payable .............................................         207,875          223,625
                                                               -----------      -----------

      Total Current Liabilities ..........................         411,971          692,558

STOCKHOLDERS' DEFICIT:

Preferred stock, 5,000,000 shares,  $0.001 par value,
   authorized; no shares issued ..........................              --               --
Common stock, 20,000,000 shares, $0.0001 par value,
   authorized; at December 31, 2000 and September 30, 2001
   there are 8,583,189 and 8,583,189 shares issued and
   outstanding respectively ..............................             859              859
Capital in excess of par .................................       2,160,869        2,160,869
Deficit accumulated during the development stage .........      (2,032,323)      (2,645,756)
Deferred compensation ....................................        (510,420)        (182,297)
                                                               -----------      -----------

   Total Stockholders' Deficit ...........................        (381,015)        (666,325)
                                                               -----------      -----------

   TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT ...........     $    30,956      $    26,233
                                                               ===========      ===========


            See Notes to Condensed Consolidated Financial Statements.

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY

                          (A DEVELOPMENT STAGE COMPANY)

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                    UNAUDITED


                                                                              For the period
                                                                              from inception
                                              For the nine    For the nine    on January 15,
                                              months ended    months ended     1999, through
                                             September 30,    September 30,    September 30,
                                                  2001            2000             2001
                                              -----------      -----------    -----------

Revenue .................................     $        --      $        --      $        --

Costs of goods sold .....................              --               --               --
                                              -----------      -----------      -----------
Gross profit ............................              --               --               --

Operating Expenses:
    General and administrative ..........         167,511          786,535          969,481
    Deferred compensation ...............         328,122                           692,702
    Stock issued for services ...........                                           110,000
    Research and development ............         100,295          601,243          856,508
    Depreciation expense ................           1,903                             5,656
                                              -----------      -----------      -----------

Total Operating Expenses ................         597,831        1,387,778        2,634,347

Loss from operations ....................        (597,831)      (1,387,778)      (2,634,347)

Other Income and Expense:
Interest and dividend income ............             148           13,051           15,868
Interest expense ........................         (15,750)          (3,105)         (27,277)
                                              -----------      -----------      -----------

Total other income (loss) ...............         (15,602)           9,946          (11,409)

Net Income (Loss) .......................     $  (613,433)     $(1,377,832)     $(2,645,756)
                                              ===========      ===========      ===========

Basic and diluted net loss per share ....     $     (0.07)     $     (0.18)
                                              ===========      ===========

Basic and diluted weighted average number
of shares outstanding ...................       8,583,189        7,061,489
                                              ===========      ===========


            See Notes to Condensed Consolidated Financial Statements.

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY

                          (A DEVELOPMENT STAGE COMPANY)

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                    UNAUDITED


                                                For the three    For the three
                                                 months ended     months ended
                                                September 30,    September 30,
                                                     2001             2000
                                                 -----------      -----------

Revenue ....................................     $        --      $        --

Cost of goods sold .........................              --               --
                                                 -----------      -----------

Gross profit ...............................              --               --

Operating Expenses:
   General and administrative ..............          53,875          450,691
   Deferred compensation ...................         109,374
   Stock issued for services
   Research and development ................          28,795          533,955
   Depreciation expense ....................             674
                                                 -----------      -----------

Total Operating Expenses ...................         192,718          984,646
Loss from operations .......................        (192,718)        (984,646)

Other Income and Expense:
Interest and dividend income ...............               8            5,271
Interest expense ...........................          (5,250)          (2,263)
                                                 -----------      -----------
Total other income (loss) ..................          (5,242)           3,008

Net Income (Loss) ..........................     $  (197,960)     $  (981,638)
                                                 ===========      ===========


Basic and diluted net loss per share .......     $     (0.02)     $     (0.13)
                                                 ===========      ===========

Basic and diluted weighted average number of
shares outstanding .........................       8,583,189        7,531,542
                                                 ===========      ===========


            See Notes to Condensed Consolidated Financial Statements.

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY

                          (A DEVELOPMENT STAGE COMPANY)

                        CONDENSED CONSOLIDATED STATEMENT
                        OF STOCKHOLDERS' EQUITY (DEFICIT)
          FROM INCEPTION ON JANUARY 15, 1999 THROUGH SEPTEMBER 30, 2001


                                         Common Stock               Capital in
                                  ----------------------------      Excess of        Accumulated       Deferred
                                     Shares         Amount          Par Value          Deficit       Compensation        Total
                                  -----------      -----------      -----------      -----------     ------------      -----------

Issuance of common stock ....       4,500,000      $       450      $    59,550      $        --      $        --      $    60,000

Issuance of common stock
   for cash .................         517,124               52        1,090,184               --               --        1,090,236

Issuance of common stock
   in reverse  merger .......       3,000,000              300             (300)              --               --               --

Issuance of common stock
   for consulting services ..         350,000               35          874,965               --         (510,420)         364,580

Issuance of common stock
   for stockholder's loan ...           5,000                1           26,491               --               --           26,492

Issuance of common stock
   for Placement and
   Merger Fees ..............         118,433               12              (12)              --               --               --

Issuance of common stock
   for Services .............          92,632                9          109,991               --               --          110,000

Net loss ....................              --               --               --       (2,032,323)              --       (2,032,323)
                                  -----------      -----------      -----------      -----------      -----------      -----------

Balance at
   December 31, 2000 ........       8,583,189      $       859      $ 2,160,869      $(2,032,323)     $  (510,420)     $  (381,015)

Unaudited

Write down of deferred
   compensation .............                                                                             328,123          328,123

Net loss
   September 30, 2001 .......                                                           (613,433)                         (613,433)
                                  -----------      -----------      -----------      -----------      -----------      -----------

Balance at September 30, 2001       8,583,189      $       859      $ 2,160,869      $(2,645,756)     $  (182,297)     $  (666,325)
                                  ===========      ===========      ===========      ===========      ===========      ===========


            See Notes to Condensed Consolidated Financial Statements.

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                                                 For the period
                                                                                                                 from inception
                                                                               For the nine     For the nine     on January 15,
                                                                               months ended     months ended     1999, through
                                                                               September 30,    September 30,    September 30,
                                                                                    2001             2000             2001
                                                                                -----------      -----------      -----------
Cash flows used in operating activities:
Net loss ..................................................................     $  (613,433)     $(1,377,832)     $(2,645,756)

Adjustments to reconcile net loss to net cash used in operating activities:
Deferred compensation .....................................................         328,122          255,206          692,701
Stock Issued for Services .................................................                          110,000          110,000
Depreciation ..............................................................           1,903            1,625            5,656
Interest expense ..........................................................          15,750                            23,627
Increase (decrease) in operating assets:
Other .....................................................................                           (8,989)
Increase in operating liabilities:
Accounts payable and accrued expenses .....................................         264,836          (10,252)         468,933
                                                                                -----------      -----------      -----------
Net cash used in operating activities .....................................          (2,822)      (1,030,242)      (1,344,839)
                                                                                -----------      -----------      -----------

Cash flows from investing activity:

Patent costs ..............................................................          (1,142)                          (14,795)
Purchase of furniture and equipment .......................................              --                           (16,216)
                                                                                -----------                       -----------
                                                                                     (1,142)                          (31,011)
Cash flows provided by financing activity:

Proceeds from issuance of common stock ....................................                          900,000        1,150,236
Proceeds from notes payable ...............................................                          500,000          500,000
Repayment of notes payable ................................................                         (300,000)        (300,000)
Proceeds from loan from shareholder .......................................                            1,177           26,492
                                                                                -----------      -----------      -----------
Cash flows provided by financing activities: ..............................                        1,101,177        1,376,728

Net increase in cash ......................................................          (3,964)          70,935              878

Cash at beginning of period ...............................................           4,842            1,439               --
                                                                                -----------      -----------      -----------

Cash at end of period .....................................................     $       878      $    72,374      $       878
                                                                                ===========      ===========      ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
      Interest ............................................................     $        --      $        --
      Income taxes ........................................................     $        --      $        --


            See Notes to Condensed Consolidated Financial Statements.

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)


NOTE 1 - BASIS OF PRESENTATION

            The financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

            In the opinion of the Company's management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting solely of those which are of a normal recurring nature, necessary to present fairly its financial position as of September 30, 2001, the results of its operations for the nine-months ended September 30, 2000 and 2001, the results of its operations and cash flows for the nine months ended September 30, 2001 and for the period from inception on January 15, 1999 through September 30, 2001 and its operations and cash flows for the period from inception on January 15, 1999 through September 30, 2001.

            Interim results are not necessarily indicative of results for the full fiscal year.

            On September 20, 2000, the Company changed its name from Contessa Corporation to Fullcomm Technologies, Inc.

            Fullcomm, a wholly-owned subsidiary of the Company, was incorporated on May 13, 1999 and is the successor entity to Fullcomm, L.L.C., a New Jersey limited liability company, which was formed on January 15, 1999. This transfer was accounted for at historical cost in a manner similar to a pooling of interest with the recording of net assets acquired at their historical book value.

            The Company is a development stage company that was organized to commercially exploit technology developed in connection with the secure transmission of digital media and other data on the Internet.

NOTE 2 - LOSS PER SHARE

            Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. During the period from January 15, 1999 through September 30, 2001, there were no dilutive securities outstanding. During the nine months ending September 30, 2001, shares to be issued upon the exercise of options and warrants are not included in the computation of loss per share as their effect is anti-dilutive.

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)


NOTE 3 - SIGNIFICANT EVENTS

            1. In January, 2000, The Company entered into a 2 year employment with Richard Case as Chief Executive Officer for a monthly salary of $10,000 per month, certain benefits including health insurance, 4 weeks vacation, reimbursement for out of pocket expenses and is to receive 175,000 options to purchase shares of common stock of the Company at $0.10 per share with "piggyback" registration rights. In addition, if in the eventuality a "Change in Control" occurs, Mr. Case would be entitled to receive the difference between moneys that he actually received upon termination and 2.99 times his base amount. As of December 31, 2000, the Company has paid an aggregate of $10,762. Mr. Case was terminated in May, 2000 and has converted his employment agreement into a consulting agreement. As of September 30, 2001, the Company is negotiating a settlement of this agreement.

            2. On March 28, 2000, the Company consummated a private placement with twelve investors pursuant to which such investors purchased an aggregate of 416,000 restricted shares of the Company's Common Stock, at a price per share of $2.50, for an aggregate purchase price of $1,040,000. The Company paid placement fees totaling $140,000 and received net proceeds from the placement of $900,000. In connection with such private placement, the Company became obligated to compensate RK Grace & Company, as its placement agent ("RK Grace"), and Grace Securities, Inc., as its consultant ("Grace"). On April 28, 2000, RK Grace and Grace agreed to reduce certain aspects of their respective fees relating to such private placement and Merger. Subsequent to the end of the quarter, on July 21, 2000, the Company issued to (i) RK Grace and its designees an aggregate of 41,600 common stock purchase warrants at an exercise price of $2.75 per share and to RK Grace an aggregate of 118,433 restricted shares of its Common Stock and (ii) Grace an aggregate of 58,333 common stock purchase warrants at an exercise price of $2.75 per share.

            As of September 30, 2001, the Company has reserved 218,366 shares of common stock pending the exercise of these warrants.

NOTE 4 - INCOME TAXES

            The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of September 30, 2001, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

                   FULLCOMM TECHNOLOGIES, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)


            At September 30, 2001, the Company has net operating loss carry forwards for income tax purposes of $2,645,756. These carry forward losses are available to offset future taxable income, if any, and expire in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

            The components of the net deferred tax asset as of September 30, 2001 are as follows:

Deferred tax asset:
    Net operating loss carry forward                                 $  899,557
    Valuation allowance                                              $ (899,557)
                                                                     -----------
    Net deferred tax asset                                           $      -0-

            The Company recognized no income tax benefit for the loss generated for the period from inception, January 15, 1999, to September 30, 2001.

            The Company recognized no income tax benefit from the loss generated for the period from inception, January 15, 1999 to September 30, 2001. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

                                    PART III


                           SEC
                          REPORT
    EXHIBIT             REFERENCE
      NO.                 NUMBER             DESCRIPTION
   ---------              ------             -----------
      2.1                    2.1          Acquisition Agreement and Plan of Reorganization dated as of
                                          September 26, 1997 by and between Contessa Corporation and
                                          Gastronnomia Bocca Di Rosa, Inc.(1)

      2.2                    2            Amended and Restated Agreement and Plan of Merger dated as of January 28, 2000 by and among Contessa Corporation,
                                          Fullcomm Acquisition Corporation, Fullcomm, Inc., the
                                          shareholders of Fullcomm, Inc. and the principal shareholders of Contessa Corporation.(2)

      3.1                    3.1          Certificate of Incorporation of Registrant as filed on March 7,
                                          1996.(1)

      3.2                    3.1          Certificate of Incorporation of Registrant as amended on
                                          March 26, 1996.(1 )

      3.3                    3.1          Certificate of Incorporation of Registrant as amended on
                                          September 17, 1997.(1)

      3.4                    3.1          Certificate of Incorporation of Registrant as amended on
                                          June 20, 2001. (5)

      3.5                    3.2          By-Laws of Registrant (1)

      9.1                    9            Shareholders Agreement dated as of February 24, 2000 by and among Anthony Markofsky, Brendan G. Elliot, Richard T.
                                          Case, Wayne Lee, Parenteau Corporation, Contessa
                                          Corporation and the principal stockholders of Fullcomm,
                                          Inc.(2)

      10.1                  10.2          Tashenberg Advisory Agreement among Fullcomm Inc.,
                                          Contessa Corporation and Brad Tashenberg, made as of
                                          February 17, 2000( 2)

      10.2                  10.3          Creekmore Advisory Agreement among Fullcomm, Inc.,
                                          Contessa Corporation and Gregory Creekmore, made as of
                                          February 17, 2000(2)

                           SEC
                          REPORT
    EXHIBIT             REFERENCE
      NO.                 NUMBER             DESCRIPTION
   ---------              ------             -----------
      10.3                  10.4          Letter of Intent dated January 28, 2000 between Fullcomm, Inc.
                                          and Creative Web Solutions, Inc.(2)

      10.4                  10.5          Consulting Agreement dated January 14, 2000 between Grace
                                          Securities, Inc. and Fullcomm, Inc.(2)

      10.5                  10.1          Memorandum of Understanding dated January 14, 2000
                                          between R.K. Grace and Company and Fullcomm, Inc.(2)

      10.6                  10.6          Form of Indemnification Agreement entered into between
                                          Contessa Corporation and each of its officers and directors(3)

      10.7                  10.7          Employment Agreement between Fullcomm, Inc. and Richard
                                          T. Case dated as of January 28, 2000(3)

      10.8                  10.8          Employment Agreement between Fullcomm, Inc. and Brandon
                                          G. Elliot dated as of February 28, 2000(3)

      10.9                  10.9          Employment Agreement between Fullcomm, Inc. and Howard
                                          M. Weinstein dated as of April 28, 2000(3)

     10.10                  10.1          Stock Purchase Agreement dated as of April 9, 1999 between
                                          Contessa Corporation and Pietro Bortolatti(4)

     10.11                  10.2          Letter Amendment dated April 23, 1999 to Stock Purchase
                                          Agreement(4)

     10.12                  10.1          Fullcomm Technologies, Inc. 2000 Stock Plan(5)

     10.13                  10.1          Promissory Note dated August 4, 2000 by and between
                                          Fullcomm Technologies, Inc. and Viking Investment Group II,
                                          Inc.(6)

     10.14                  10.2          Promissory Note dated August 16, 2000 by and between
                                          Fullcomm Technologies, Inc. and Jenadosa Holdings(6)

       21                                 List of Subsidiaries of the Registrant.
                                          Fullcomm Inc., a Delaware corporation.

-----------------------

(1)  Previously filed as an exhibit to this Form 10-SB.

(2) Incorporated by reference to Registrant's Form 10-KSB for the year ended December 31, 1999 as filed with the Securities and Exchange Commission on April 20, 2000.

(3) Incorporated by reference to Registrant's Form 10-QSB for the quarter ended March 31, 2000 as filed with the Securities and Exchange Commission on May 12, 2000.

(4) Incorporated by reference to Registrant's Form 8-K dated February 23, 2000 as filed with the Securities and Exchange Commission on March 14, 2000.

(5) Incorporated by reference to Registrant's Form 10-QSB for the quarter ended June 30, 2000 as filed with the Securities and Exchange Commission on August 7, 2000.

(6) Incorporated by reference to Registrant's Form 10-QSB for the quarter ended September 30, 2000 as filed with the Securities and Exchange Commission on November 13, 2000.

                                   SIGNATURES

            In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            FULLCOMM TECHNOLOGIES, INC.

Date:  January 31, 2002                     By:     /s/Brendan G. Elliott
                                                    ----------------------------
                                                    Brendan G. Elliott
                                                    President and Treasurer

Date:  January 31, 2002                     By:     /s/Wayne H. Lee
                                                    ----------------------------
                                                    Wayne H. Lee
                                                    Vice President and Secretary